Exhibit 99.1

PLANET IMAGE INTERNATIONAL LIMITED

PLANET IMAGE INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of U.S. dollars, except for share and per share data)

	As of December 31,	As of June 30,
	2025	2026
		(Unaudited)
Assets
Current assets:
Cash	$52,909	$24,529
Restricted cash	1,000	294
Short-term investments	1,497	5,505
Accounts receivable, net	50,643	55,127
Inventories	14,550	13,323
Prepaid expenses and other current assets	6,507	17,591
Total current assets	127,106	116,369

Non-current assets:
Property, plant and equipment, net	7,859	8,312
Right-of-use assets, net	8,560	8,278
Long-term investments	10,545	9,102
Other non-current assets	75	45
Total non-current assets	27,039	25,737
TOTAL ASSETS	$154,145	$142,106

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	$21,874	$24,002
Current portion of a long-term bank borrowing	143	147
Accounts payable	27,234	19,338
Bank acceptance notes payable	15,067	14,764
Amounts due to a related party – current	55	3
Accrued expenses and other current liabilities	11,678	5,938
Operating lease liabilities – current	2,033	2,227
Taxes payable	2,630	2,827
Total current liabilities	80,714	69,246

Non-current liabilities:
Operating lease liabilities – non-current	6,943	6,490
Deferred tax liabilities, net	248	266
Long-term bank borrowings	8,336	8,514
Total non–current liabilities	15,527	15,270
TOTAL LIABILITIES	$96,241	$84,516

Commitments and contingencies

Shareholders’ equity
Preferred shares (par value of HK$0.0001 per share; 800,000,000 preferred shares authorized, nil preferred shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	-	-
Class A ordinary shares (par value of HK$0.0001 per share; 2,000,000,000 Class A ordinary shares authorized, 32,918,421 Class A ordinary shares issued and outstanding as of December 31, 2025 and June 30, 2026) *	1	1
Class B ordinary shares (par value of HK$0.0001 per share; 1,000,000,000 Class B ordinary shares authorized, 26,315,800 Class B ordinary shares issued and outstanding as of December 31, 2025 and June 30, 2026) *	1	1
Additional paid-in capital	26,050	26,050
Statutory reserve	3,193	3,193
Retained earnings	24,886	23,846
Accumulated other comprehensive income	3,773	4,499
Total shareholders’ equity	57,904	57,590
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$154,145	$142,106

*	The value of Class A and Class B ordinary shares are rounded, with a difference no more than $0.4 from the absolute amount.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amount in thousands of U.S. dollars, except for share and per share data)

	For the six months ended June 30,
	2025	2026
Net revenues	$74,508	$69,276
Cost of revenues	(50,505)	(49,651)
Gross profit	24,003	19,625

Operating expenses:
Selling expenses	(18,909)	(16,029)
General and administrative expenses	(8,368)	(3,252)
Research and development expenses	(7,267)	(2,476)
Total operating expenses	(34,544)	(21,757)

Loss from operations	(10,541)	(2,132)

Other income/(expenses):
Other non-operating income, net	697	3,257
Government subsidy	243	-
Fair value loss on derivative instruments	(14)	-
Foreign exchange gain/(loss)	1,795	(1,760)
Interest expense, net	(12)	(40)
Total other income, net	2,709	1,457

Loss before income tax expense	(7,832)	(675)
Income tax expense	(207)	(365)
Net loss	(8,039)	(1,040)

Other comprehensive income
Foreign currency translation adjustment	695	726
Total comprehensive loss	$(7,344)	(314)

Net loss per share
Basic and diluted	(0.15)	(0.02)

Weighted average shares
Basic and diluted	54,684,493	59,234,221

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands of U.S. dollars, except for share and per share data)

	Class A Ordinary shares*		Class B Ordinary shares*		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholder’s
	Share	Amount	Share	Amount	capital	reserve	earnings	income	equity
Balance as of December 31, 2024	27,566	$1	26,316	$1	$17,405	$3,193	$33,138	$3,148	$56,886
Net loss	-	-	-	-	-	-	(8,039)	-	(8,039)
Share-based compensation	5,353	-	-	-	8,645	-	-	-	8,645
Foreign currency translation adjustment	-	-	-	-	-	-	-	695	695
Balance as of June 30, 2025	32,919	$1	26,316	$1	$26,050	$3,193	$25,099	$3,843	$58,187

Balance as of December 31, 2025	32,919	$1	26,316	$1	$26,050	$3,193	$24,886	$3,773	$57,904
Net loss	-	-	-	-	-	-	(1,040)	-	(1,040)
Foreign currency translation adjustment	-	-	-	-	-	-	-	726	726
Balance as of June 30, 2026	32,919	$1	26,316	$1	$26,050	$3,193	$23,846	$4,499	$57,590

*	The value of Class A and Class B ordinary shares are presented in thousands and are rounded, with a difference no more than $0.4 from the absolute amount.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of U.S. dollars, except for otherwise noted)

	For the six months ended June 30,
	2025	2026
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,039)	$(1,040)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in allowance for credit losses	169	(198)
Provision for inventory reserve	1,154	169
Depreciation	704	750
Amortization of right-of-use assets	879	1,104
Share-based compensation	8,645	-
Loss from the disposal of property, plant and equipment	-	8
Unrealized exchange loss/(gain)	94	(940)
Fair value gain on derivative instruments	(26)	-
Deferred income tax benefits	(5)	18
Interest income from the loan to a third party	-	(13)
Changes in operating assets and liabilities
Accounts receivable	(5,524)	(2,696)
Inventories	5,443	1,059
Prepaid expenses and other current assets	2,969	(4,035)
Other non-current assets	46	30
Accounts payable	(4,555)	(7,507)
Notes payable	(2,911)	(307)
Amount due to a related party	-	(52)
Accrued expenses and other current liabilities	(3,365)	(5,179)
Operating lease liabilities	(303)	(1,135)
Taxes payable	132	197
Net cash used in operating activities	(4,493)	(19,767)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for acquisition of property, plant and equipment	(400)	(938)
Proceeds from disposal of subsidiaries	-	100
Purchase of short-term investments	(2,565)	(2,174)
Purchase of long-term investments		(1,449)
Proceeds from sales of short-term investments	6,464	1,449
Loan to a third party	-	(7,200)
Net cash provided by/(used in) investing activities	3,499	(10,212)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	15,323	7,245
Repayments of bank loans	(7,662)	(5,867)
Net cash provided by financing activities	7,661	1,378

Effect of exchange rate changes	309	(485)

Net increase/(decrease) in cash and restricted cash	6,976	(29,086)
Cash and restricted cash, at beginning of the period	45,886	53,909
Cash and restricted cash, at end of the period	$52,862	$24,823

The following table provides a reconciliation of cash and restricted cash reported within the Unaudited Condensed Consolidated Balance Sheets that sum to the same amounts shown in the Unaudited Condensed Consolidated Statements of Cash Flows:
Cash	$52,269	$24,529
Restricted cash	593	294
Total cash and restricted cash shown in the Unaudited Condensed Consolidated Statements of Cash Flows	$52,862	$24,823

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$71	$32
Cash paid for interest	$524	$490

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Obtaining right-of-use assets in exchange for operating lease liabilities	$3,282	$876
Acquisition of property and equipment included in accounts payable	$-	$52

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Principal activities

Planet Image International Limited (“Planet Image” or the “Company”) was incorporated in the Cayman Islands on August 5, 2019 under the Cayman Islands Companies Act. The Company, through its consolidated subsidiaries (collectively, the “Group”), is principally engaged in the manufacturing and sale of compatible toner cartridges with its manufacturing facilities based in the People’s Republic of China (the “PRC” or “China”). The majority of the Company’s products are sold in the North America, Europe and Asia, including on an original design manufacturer (“ODM”) basis and throughout distributors.

(b)	Organization

Planet Image was incorporated as an ultimate holding company in the Cayman Islands on August 5, 2019.

Planet Image owns 100% equity interest of Aster Graphics Company Limited (“Aster BVI”), Aster Industrial Limited (“Aster Industrial”) and Lucky Knot Limited (“Lucky Knot”), all established as investment holding companies in the British Virgin Islands (the “BVI”).

Aster Graphics Company Limited (“Aster HK”), a wholly-owned subsidiary of Aster Industrial, and Aster Online Company Limited (“Aster Online”), a wholly-owned subsidiary of Lucky Knot, were both incorporated under the laws of the Special Administrative Region of Hong Kong (“Hong Kong”), while Aster Graphics, Inc. (“Aster US”), a company incorporated in the State of California in March 2011 and Aster Technology Holland B.V. (“Aster NL”), a company incorporated in the Netherlands in July 2011, were both 100% owned by Aster BVI.

Jiangxi Yibo E-Tech Co., Ltd. (“Jiangxi Yibo”) was established under the laws of the PRC in January 2011 and along with its subsidiaries, are the Group’s main operating entities in China.

Prior to the Reorganization (as defined below) described below, Jiangxi Yibo was controlled by several individual shareholders. A reorganization of the Company’s legal structure (“Reorganization”) was completed in March 2020. The Reorganization involved the following major events:

●	Formation of Planet Image, Aster BVI, Aster Industrial, Lucky Knot, Aster HK and Aster Online;

●	Transfer of 95% equity interests of Jiangxi Yibo from several of its former shareholders to Aster HK and 5% equity interests of Jiangxi Yibo from a former shareholder to Aster Online and then to Aster HK, and as a result, Jiangxi Yibo became a wholly-owned subsidiary of Aster HK; meanwhile the total consideration of $15,083 (RMB100,000) that received by the former shareholders of Jiangxi Yibo was not injected to the Company during the Reorganization and was deemed as a return of capital that led to their dilutive proportion of shareholding in the Company;

●	Transfer of 100% equity interests of Aster US and Aster NL to Aster BVI, and as a result Aster US and Aster NL became wholly-owned subsidiaries of Aster BVI; and

●	Transfer of 100% equity interests of Aster Supplies GmbH (“Aster Germany”), Aster Technology Italia S.R.L. (“Aster Italy”) and Aster Technology France (“Aster France”) to Aster NL, and as a result Aster Germany, Aster Italy and Aster France became wholly-owned subsidiaries of Aster NL.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(b)	Organization (cont.)

Upon the completion of the above Reorganization, Planet Image became the ultimate holding company of the Group. The Company is effectively controlled by the same group of shareholders before and after the Reorganization and therefore the Reorganization is considered as a recapitalization of these entities under common control.

The details of the Company’s major subsidiaries as of June 30, 2026 are as follows. All subsidiaries of the Company are all wholly-owned by the Company through equity investment.

Major Subsidiaries	Date of incorporation	Place of incorporation	Percentage of direct ownership	Principal activities
Aster BVI	February 25, 2011	BVI	100%	Investment holding
Lucky Knot Limited	July 18, 2019	BVI	100%	Investment holding
Aster Industrial Limited	August 8, 2019	BVI	100%	Investment holding
Aster Online	August 15, 2019	Hong Kong	100%	Investment holding
Aster HK	August 16, 2019	Hong Kong	100%	Sales of compatible toner cartridges
Aster Graphics, Inc. (“Aster U.S.”)	March 1, 2011	U.S.	100%	Sales of compatible toner cartridges in the U.S.
Aster NL	July 8, 2011	Netherlands	100%	Sales of compatible toner cartridges in Europe
Jiangxi Yibo	January 12, 2011	PRC	100%	Manufacture of compatible toner cartridges in the PRC
Aster Germany	September 25, 2018	Germany	100%	Sales of compatible toner cartridges in Europe
Aster Italy	May 7, 2018	Italy	100%	Sales of compatible toner cartridges in Europe
Aster France	April 3, 2019	France	100%	Sales of compatible toner cartridges in Europe
Jiangxi Leibotai Electronic Technology Co., Ltd. (“Jiangxi Leibotai”)	June 26, 2012	PRC	100%	Provision of procurement services in the PRC
Yantuo (Guangdong) Technology Co., Ltd. (“Yantuo”)(1)	April 8, 2013	PRC	100%	Provision of sales management services in the PRC
Planet Image International Electronic Technology Shenzhen Co., Ltd. (formerly known as Shenzhen Dinghong Shengda E-commerce Co., Ltd.)	February 28, 2020	PRC	100%	Provision of sales management services in the PRC
Aster Technology UK Ltd. (“Aster UK”)	January 21, 2019	United Kingdom	100%	Sales of compatible toner cartridges in Europe
Peony Trade Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
White Poplar Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
Joyful Product Trade Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
Grand Future Trade Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
Oriental Poetry Co., Limited	March 5, 2020	Hong Kong	100%	Investment holding
Prosperity Product Trade Co., Limited	March 9, 2020	Hong Kong	100%	Investment holding
Atlantic Marketing Co., Limited	March 5, 2020	Hong Kong	100%	Investment holding

(1)	Aster UK is a directly wholly-owned subsidiary of Yantuo through equity investment.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information, and with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair presentation of the Company’s financial position, its results of operations and its cash flows, as applicable, have been made. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. The accompanying unaudited condensed financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended December 31, 2024 and 2025 appearing in the Company’s annual report on Form 20-F for the year ended December 31, 2025.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is shown as non-controlling interests.

(b)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, allowance for credit loss, impairment provision for inventories, useful lives and impairment of long-lived assets, determination of the fair value of derivative instruments and derivative liability arising from foreign exchange forward contracts, accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

(c)	Foreign currencies and foreign currency translation

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiaries in China, Europe and the United States use their respective currencies, Renminbi (“RMB”), Pound (“GBP”), Euro (“EUR”) and US$, as their functional currencies.

The financial statements of Planet Image and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution.

Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in unaudited condensed consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s unaudited condensed consolidated statements of operations and comprehensive loss.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c)	Foreign currencies and foreign currency translation (cont.)

The following table outlines the currency exchange rates that were used in preparing the unaudited condensed consolidated financial statements:

	As of December 31, 2025	As of June 30, 2026
Period end RMB: USD exchange rate	US$1=RMB7.0175	US$1=RMB6.8120
Period end EUR: USD exchange rate	US$1=EUR0.8547	US$1=EUR0.8772
Period end GBP: USD exchange rate	US$1=GBP0.7463	US$1=GBP0.7576

For the six months ended June 30,
	2025	2026
Average RMB: USD exchange rate	US$1=RMB7.1788	US$1=RMB6.9013
Average EUR: USD exchange rate	US$1=EUR0.9147	US$1=EUR0.8578
Average GBP: USD exchange rate	US$1=GBP0.7668	US$1=GBP0.7444

(d)	Accounts Receivable, net

Accounts receivables are recognized in the period when the Group has sold products to its customers and when its right to consideration is unconditional. The Group adopted Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”) on January 1, 2023 using the modified retrospective transition approach. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of the new standard did not have a material effect on the Group’s unaudited condensed consolidated financial statements.

Account receivables are stated net of provision of credit losses. The Group has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Group considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e)	Inventories

Inventories primarily consist of raw materials, goods in transit, work in progress and finished goods, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined by using the weighted average cost method. The Group writes down the cost of obsolete and slow-moving inventories to the estimated net realizable value, based on inventory obsolescence trends, historical experience, forecasted consumer demand and application of the specific identification method. As of December 31, 2025 and June 30, 2026, $1,043 and $1,119 were written down from the cost of inventories to their net realizable values, respectively.

(f)	Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2019 and the Company’s revenue recognition policies are presented as below.

The Group’s revenues are mainly generated from the sales of compatible toner cartridges through offline and online channels. The Group provides products: (i) to offline overseas customers who own their brands on an ODM basis; (ii) to offline overseas dealers who primarily sell its self-branded products and white-label products to end consumers; and (iii) directly to customers on a retail basis under its self-owned brands through online retail platforms. There is no major difference in terms of product capability between the Company’s ODM products, white-label products, and self-own brand products, and the main difference lies in product packaging and pricing.

The Group usually enters into sales orders with customers or receives online sales orders, in which the Group identifies the only performance obligation is to transfer the promised products stated in the sales order. The Group performs shipping services before the products are delivered to the place designated by customers. Shipping service is determined as an activity to fulfill the Group’s promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. In the normal course of business, the Group’s warranties are limited to product specifications, and the Company does not accept product returns unless the item is defective as manufactured. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. The Company establishes provisions for both estimated returns and warranties when revenues are recognized.

Revenues represent the amount of consideration that the Group is entitled to, including products settlement price, net of value-added tax (“VAT”), surcharges, discounts and returns, if any. The transaction price is variable as adjusted by return allowances, rebates, which the Group estimates by using the expected value method and updates to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period. The Group considers itself a principal as it self-produces all the products. The Group recognizes revenue from the sales of compatible toner cartridges at a point in time when the control of products is transferred to the customers upon customers’ acceptance on a gross basis. Payment is usually required within four months after the issuance of invoice for offline customers and the consideration of online orders is collected in advance of shipment by online platform. Therefore, it is probable that the Group will collect substantially all of the consideration without existence of any significant financing component.

Disaggregation of Revenues

The Group disaggregates its revenues from contracts by sales channel and region, as the Group believes it best depicts how the nature, amount, timing and uncertainty of the revenues and cash flows are affected by economic factors. The Group’s disaggregation of revenues for the six months ended June 30, 2025 and 2026 are disclosed in Note 18 of these unaudited condensed consolidated financial statements.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f)	Revenue recognition (cont.)

Contract Balances

When either party to a revenue contract has performed, the Group presents the contract in the unaudited condensed consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The Group merely incurs cost to obtain a contract with a customer. The Group presents any unconditional rights to consideration separately as a receivable. The Group does not have any contract assets. The balance of accounts receivable, net of allowance for credit loss were $50,643 and $55,127 as of December 31, 2025 and June 30, 2026, respectively.

The Group presents the consideration that a customer pays before the Group transfers products to the customer as a contract liability (advances from customers) when the payment is made. Advances from customers is the Group’s obligation to transfer products to a customer for which the Group has received consideration from the customer. As of December 31, 2025 and June 30, 2026, the balance of advances from customers amounted to $524 and $670, respectively. During the six months ended June 30, 2025 and 2026, the Group recognized revenue of $230 and $139 that was included in the balance of advances from customers as of December 31, 2024 and 2025, respectively.

(g)	Share-based Compensation

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for all of its share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s grants of share-based awards without vesting conditions were classified as equity awards and are recognized in the financial statements based on their grant date fair value.

(h)	Concentration of risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash, restricted cash and accounts receivable. As of December 31, 2025 and June 30, 2026, the aggregate amounts of cash and restricted cash of $31,630 and $14,857, respectively, were held at major financial institutions located in the mainland China, and each bank account is insured by the government authority with the maximum limit of RMB500 (equivalent to $73). The aggregate amounts of cash and restricted cash of $22,279 and $9,966 were deposited with major financial institutions located outside the mainland China, and each bank account is insured with the minimum amount of $150. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Group’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Substantially all of the Group’s sales are made to customers located primarily in the U.S., Europe and Asia. The Company’s operating results could be adversely affected by government policies in the PRC on export business, foreign exchange rate fluctuations, and changes in local market conditions. No customer individually represented more than 10% of the Group’s total revenues for the six months ended June 30, 2025. For the six months ended June 30, 2026, approximately 13.9% of the Group’s revenues was generated from Customer A. As of December 31, 2025 and June 30, 2026, the Group’s accounts receivable from Customer A accounted for approximately 10.6% and 22.7%, respectively, and from Customer B accounted for approximately 14.0% and 19.2%, respectively, of total accounts receivable. No other customer individually represented more than 10% of total accounts receivable as of either date.

The Company’s inventory purchases from Supplier A accounted for approximately 1.8% and 13.4%, respectively, from Supplier B accounted for approximately 15.9% and 4.6%, respectively, and from Supplier C accounted for approximately 8.7% and 9.9%, respectively, of the Company’s total inventory purchases for the six months ended June 30, 2025 and 2026.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)	Recent accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Group does not expect to early adopt this guidance and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Company for its annual reporting periods beginning July 1, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Group is currently evaluating the impact ASU 2025-05 will have on its future consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles -Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). The amendments modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027 and for interim reporting periods beginning in that fiscal year. The Group is currently evaluating the impact ASU 2025-06 will have on its future consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07 expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. ASU 2025-07 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact ASU 2025-07 will have on its future consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact ASU 2025-08 will have on its future consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”). The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-10.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)	Recent accounting pronouncements (cont.)

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Improvements to Interim Disclosure Requirements (“ASU 2025-11”). The amendments clarify disclosure requirements for interim financial statements. ASU 2025-11 is effective for interim periods beginning after December 15, 2026. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-11.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements (“ASU 2025-12”). ASU 2025-12 addresses suggestions received from stakeholders regarding the Accounting Standards Codification and makes other incremental improvements to U.S. GAAP. The update represents changes to the Codification that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-12.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption.

The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its unaudited condensed consolidated financial condition, results of operations, cash flows or disclosures.

3.	DISPOSAL OF SUBSIDIARIES

In 2025, the Group disposed ten in-direct subsidiaries (the “Disposed Subsidiaries”), all of which were engaged in providing products directly to customers on a retail basis under its self-owned brands through online retail platforms, as well as three trademark assignments related to the online retail business operations. On December 30, 2025, the Board of Directors of the Company formally authorized the plan to dispose of the Disposed Subsidiaries and the related registered trademarks to a third party. Following this authorization, the Group executed definitive disposal agreements with the purchaser on December 31, 2025, to transfer 100% of the equity interest in the Disposed Subsidiaries. On December 31, 2025, the Group completed the substantive handover of all operational materials, management authorities, and related assets pertaining to the Disposed Subsidiaries to the purchaser, indicating a transfer of control as well as the significant risks and rewards of ownership as of December 31, 2025. Consequently, the Group ceased to exercise substantive control over the Disposed Subsidiaries and completed the disposal and deconsolidation of such entities on that date.

The sale of the Disposed Subsidiaries did not represent a strategic shift that has or will have a major effect on the Group’s operations or financial results, given its limited financial impact, in accordance with ASC 205-20-45-1A to 45-1C. Accordingly, the disposal was not presented as discontinued operations, and the results thereof were included in continuing operations for all periods presented.

Details of the entities disposed were as follows:

Disposed subsidiaries	Total assets	Total liabilities	Total net (liabilities)/assets
Your Office Supplies Company Limited	$139	$214	$(75)
Amstech Limited	35	145	(110)
Aztech Enterprise Limited	54	160	(106)
Supplies4U Limited	67	72	(5)
Dellon Technology Company Limited	20	34	(14)
Iprint Enterprise Limited	143	184	(41)
REVOL TRADING INC.	63	39	24
Eco Imaging Inc.	30	163	(133)
Intercon International CORP.	79	203	(124)
Proimage B.V.	296	346	(50)
Total	$926	$1,560	$(634)

The total consideration was $100, which was fully received in cash on January 14, 2026 and the Group recognized a gain on disposal of subsidiaries of $734 for the year ended December 31, 2025.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
		(Unaudited)
Accounts receivable	$51,285	$55,575
Allowance for credit losses	(642)	(448)
Accounts receivable, net	$50,643	$55,127

The movement of allowance of credit losses was as follows:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Balance at beginning of the periods presented	$104	$642
Addition/(reversal) in credit losses	169	(198)
Write off	-	(5)
Foreign currency translation adjustment	6	9
Balance at end of the periods presented	$279	$448

The Group recorded a credit loss of $169 and a reversal of credit loss of $198, and wrote off accounts receivable of nil and $5 for the six months ended June 30, 2025 and 2026, respectively. As of August 31, 2026, approximately 26.0% of the Group’s net accounts receivable balance as of June 30, 2026 had subsequently been collected, and the remaining balance is expected to be collectible and is covered by commercial insurance purchased by the Group for accounts receivable arising from offline sales, providing coverage ranging from 80% to 90% for credit losses incurred within a maximum credit period of 180 days.

The majority of accounts receivable are expected to be recovered within six months. The aging of accounts receivable is calculated from the expiration date of the customer’s credit terms, which differs from the aging of accounts receivable based on the number of days past invoice date. The Group generally grants trade debtors a credit period of 180 days. If a customer’s accounts receivable have not yet aged beyond the credit period, the aging of such receivable will be classified as not overdue in the following table. An aging analysis of the Group’s accounts receivable, calculated from the expiration date of the customer’s credit terms, is as follows:

	As of December 31, 2025	As of June 30, 2026
		(Unaudited)
Not overdue	$38,056	$37,773
Within 90 days	12,228	17,020
Between 3 and 6 months	398	371
Between 6 months and a year	193	326
Over a year	410	85
	$51,285	$55,575

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

5.	INVENTORIES

Inventories consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
		(Unaudited)
Raw materials	$3,886	$2,965
Goods in transit	4,067	4,180
Work in progress	2,569	2,248
Finished goods	4,028	3,930
Inventories	$14,550	$13,323

As of December 31, 2025 and June 30, 2026, $1,043 and $1,119 were written down from the cost of inventories to their net realizable values, respectively.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
		(Unaudited)
Loan to a third party (a)	$-	$7,213
Export input VAT receivables (b)	4,662	4,975
Advances to suppliers	389	3,704
Insurance receivables on written-off accounts receivables (c)	157	574
Interest receivable	352	472
Security deposits	266	298
Employee receivables and business advances	502	262
Receivable from third parties (d)	154	93
Others	25	-
Total	$6,507	$17,591

(a)	On June 15, 2026, Aster Graphics Company Limited entered into a six-month loan agreement with a third party for a principal amount of $7,200. The loan matures on December 15, 2026 and bears interest at an annual rate of 4.50%. For the six months ended June 30, 2026, the Group recognized $13 of interest income from the loan.

(b)	Export input VAT receivables mainly represent the refundable input VAT paid by the Group on the production of goods in the PRC that is recoverable upon export declaration.

(c)	Insurance receivables on written-off accounts receivable mainly represent claim amounts due from insurance companies.

(d)	Receivable from third parties represents funds held on third-party settlement platforms.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
		(Unaudited)
Machinery and equipment	$6,608	$7,519
Building improvement	6,582	6,885
Land use rights	3,521	3,628
Office equipment, furniture and fixtures	1,965	2,077
Automobiles	486	521
Total	19,162	20,630
Less: accumulated depreciation	(11,303)	(12,318)
Property, plant and equipment, net	$7,859	$8,312

Depreciation expense was $704 and $750 for the six months ended June 30, 2025 and 2026, respectively.

As of December 31, 2025 and June 30, 2026, land use rights owned by Jiangxi Yibo, a subsidiary of the Company, with carrying values of $2,361 and $2,390, respectively, were pledged to secure short-term loans and bank acceptance notes payable from Bank of China Xinyu Branch and Agricultural Bank of China Xinyu Branch.

8.	INVESTMENTS

Investments consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
		(Unaudited)
Fixed deposit receipt, current	$1,497	$5,505
Total short-term investments	1,497	5,505

Fixed deposit receipt, non-current	10,545	9,102
Total long-term investments	10,545	9,102
Total investments	$12,042	$14,607

As of December 31, 2025, an amount of $1,092 of short-term investments and $5,258 of long-term investments in bank fixed deposits were pledged for Jiangxi Yibo’s issuance of commercial bank acceptance bills. Long-term fixed deposits will expire in 2027 with a deposit term of three years. All the fixed deposits were deposited in local banks in the PRC.

As of June 30, 2026, $1,665 of short-term investments and $4,773 of long-term investments in bank fixed deposits were pledged for Jiangxi Yibo’s issuance of commercial bank acceptance bills. Long-term fixed deposits will expire in 2029 with a deposit term of three years. All the fixed deposits were deposited in local banks in the PRC.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
		(Unaudited)
Accrued expenses (a)	$5,245	$3,003
Accrued payroll and employee benefits	5,736	2,021
Advances from customers (b)	524	670
Others	173	244
Total	$11,678	$5,938

(a)	Accrued expenses mainly represent accrued freight charges and other accrued expenses related to the business operation.

(b)	Advances from customers mainly represent the advance received from customers for the finished goods purchases. The change in contract liabilities primarily represents the cash received, less amounts recognized as revenues during the period.

10.	BORROWINGS

The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. The bank borrowings were for working capital and capital expenditure purposes. The balance of borrowings consisted of the following:

	As of December 31, 2025	As of June 30, 2026
		(Unaudited)
Bank of China Xinyu Branch (a)	$11,400	$11,744
Export-Import Bank of China Jiangxi Branch (b)	6,199	6,386
Agricultural Bank of China Xinyu Branch (c)	-	5,872
Xinyu Rural Commercial Bank Gaoxin Branch (d)	4,275	-
Total short-term borrowings	21,874	24,002
Industrial and Commercial Bank of China Limited Xinyu High Tech Branch (e)	143	147
Total long-term borrowing, current	143	147
Industrial and Commercial Bank of China Limited Xinyu High Tech Branch (e)	8,336	8,514
Total long-term borrowing, non-current	8,336	8,514
Total Borrowings	$30,353	$32,663

(a)	As of December 31, 2025, Jiangxi Leibotai had an outstanding bank loan of $1,425 (RMB10,000) from Bank of China Xinyu Branch, bearing an annual interest rate of 2.90% and maturing on March 18, 2026. The loan was guaranteed by Jiangxi Yibo and was fully repaid in March 2026. For the six months ended June 30, 2026, Jiangxi Leibotai entered into another bank loan agreement of $1,468 (RMB10,000) with Bank of China Xinyu Branch, with a maturity date of March 22, 2027 and an annual interest rate of 3.00%, which was guaranteed by Jiangxi Yibo. As of June 30, 2026, Jiangxi Yibo had two outstanding bank loans totaling $10,276 (RMB70,000) from Bank of China Xinyu Branch, each bearing an annual interest rate of 3.00%, which matured on July 9, 2026 and July 22, 2026, respectively. The bank loans were guaranteed by Jiangxi Leibotai and secured by the land use rights and properties owned by Jiangxi Yibo. These two loans were fully repaid in July 2026.

(b)	On September 9, 2025, Jiangxi Yibo entered into a bank loan agreement in the amount of $6,386 (RMB43,500) with Export-Import Bank of China Jiangxi Branch, bearing an annual interest rate of 3.00% and maturing on September 8, 2026. The loan was guaranteed by Xinyu High-Tech Investment Co., Ltd., a related party of the Group (see Note 17).

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

10.	BORROWINGS (cont.)

(c)	On January 1, 2026, Jiangxi Yibo entered into a bank loan agreement with Agricultural Bank of China Xinyu Branch in the amount of approximately $5,872 (RMB40,000), bearing an annual interest rate of 2.90% and maturing on December 30, 2026. The loan was secured by a mortgage over the properties of Jiangxi Yibo.

(d)	On January 14, 2025, Jiangxi Yibo entered into a bank loan of $4,275 (RMB30,000), bearing an annual interest rate of 3.35% and maturing on January 13, 2026. The loan was guaranteed by a related party of the Group (See Note 17). The loan was fully repaid in January 2026.

(e)	On August 29, 2025, Jiangxi Yibo entered into a three-year bank loan agreement with a principal amount of $8,809 (RMB60,000), bearing an annual interest rate of 3.00% and maturing on August 28, 2028, which was guaranteed by Planet Image. In accordance with the repayment schedule stipulated in this agreement, Jiangxi Yibo has repaid $148 (RMB1,000) of principal as of June 30, 2026. As of June 30, 2026, the outstanding balance was $8,661 (RMB59,000). The following is the principal repayment schedule for the long-term loan as of June 30, 2026:

Year ending December 31,	Repayment amount
Remainder of 2026	$74
2027	146
2028	8,441
Total	$8,661

Interest expenses were $512 and $489 for the six months ended June 30, 2025 and 2026, respectively. The weighted average interest rates of short-term loans outstanding were 3.08% and 2.82% per annum for the six months ended June 30, 2025 and 2026, respectively.

As of June 30, 2026, the Group had unutilized lines of credit aggregating $1,237 for short-term financing. To utilize these unused lines of credit, the Group is required to obtain consent of the lenders and be in compliance with financial covenants, such as requirement for certain financial ratios and use the funds according to the agreed purpose, etc. The Group has been in compliance with these financial covenants up to the date of these unaudited consolidated financial statements.

11.	LEASES

The leases of the Company were classified as operating leases mainly for offices and staff dormitories. Rent expense is recognized on a straight-line basis over the lease term. The discount rate was set with reference to the loan prime rate published by the Bank of China.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,	As of June 30,
	2025	2026
		(Unaudited)
Right-of-use assets	$8,560	$8,278

Operating lease liabilities – current	$2,033	$2,227
Operating lease liabilities – non-current	6,943	6,490
Total operating lease liabilities	$8,976	$8,717

The weighted average remaining lease terms and discount rates for the operating lease as of June 30, 2026, were as follows:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.76
Weighted average discount rate	3.63%

The Group recognized operating lease expense of $771 and $1,281 and made cash payments of $303 and $1,135 for operating leases during the six months ended June 30, 2025 and 2026, respectively.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

11.	LEASES (cont.)

The following is a schedule of future minimum payments under the Company’s operating leases as of June 30, 2026:

For the fiscal years ended December 31,	Amounts
Remainder of 2026	$1,278
2027	2,453
2028	2,417
2029	2,141
2030	1,044
Thereafter	17
Total lease payments	9,350
Less: imputed interest	(633)
Total operating lease liabilities, net of interest	$8,717

12.	SHARE BASED COMPENSATION

2025 Equity Incentive Plan

Effective May 9, 2025, the board of directors of the Company approved the 2025 Equity Incentive Plan (the “Plan”), to attract and retain the best available personnel for positions of responsibility with the Group, to provide additional incentives to them and align their interests with those of the Company’s shareholders, and to thereby promote the Group’s long-term business success. On May 28, 2025, 5,352,621 Class A ordinary shares, par value HK$0.0001 per share, with no vesting conditions were granted to certain qualified personnel. Subsequently, on June 3, 2025, the Company issued 5,352,621 Class A ordinary shares to these personnel.

In accordance with ASC 718, share-based compensation transactions with employees are measured based on the grant-date fair value of the equity instruments awarded. The Company determined the fair value of the Class A ordinary shares granted under the Plan to be $1.615 per share, based on the closing market price of the Company’s Class A ordinary shares on the grant date. The Company believes the closing price represents the fair value of the shares granted because the awards consist of unrestricted, fully vested equity instruments with no post-vesting restrictions, performance conditions, or other features that would require valuation adjustments. Therefore, no discount or premium was applied to the quoted market price.

As the equity awards were fully vested on the grant date and did not contain any future service or performance conditions, the Group recognizes the entire fair value of the award as compensation expense on the date of grant.

For the six months ended June 30, 2025, the share-based compensation expenses were $8,645. Such expenses were allocated among general and administrative expenses and research and development expenses, based on the respective job responsibilities and functional roles of the grantees. As of June 30, 2026, there were no unrecognized share-based compensation expenses in relation to the Plan.

A summary of activities of the restricted shares for the six months ended June 30, 2025 and 2026 is as follows:

Number of nonvested restricted shares
In thousand
(Unaudited)
Unvested on December 31, 2024	$-
Granted	5,353
Vested	(5,353)
Unvested on June 30, 2025	$-

The allocation of total share-based compensation expenses is as follows:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
General and administrative expenses	$4,123	$-
Research and development expenses	4,522	-
Total	$8,645	$-

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

13.	TAX

The Cayman Islands and the BVI

The Company was incorporated in the Cayman Islands and several of its wholly-owned subsidiaries were incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands and the BVI.

Hong Kong

According to the Tax (Amendment) (No. 3) Ordinance 2018 published by the Hong Kong government, effective April 1, 2018, under the two-tiered profits tax regime, the profits tax rate for the first HKD2 million of assessable profits is 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (“IRO”)) for corporations. The Group was not subject to Hong Kong profits tax for any of the periods presented as it did not have assessable profits during such periods.

United States

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Tax Act”) which significantly changed previous U.S. tax laws, including a reduction of corporate income tax rate from 35% to 21% and a one-time transition tax on deemed repatriation of undistributed foreign earnings.

The Company’s U.S. subsidiaries file income tax returns with the Internal Revenue Service and are subject to income tax examinations by the IRS and applicable state tax authorities.

For the six months ended June 30, 2025 and 2026, the U.S. federal statutory corporate income tax rate applicable to the Group’s U.S. subsidiaries was 21%. The Company’s U.S. subsidiaries are incorporated and operate in the California and are subject to the California corporate franchise tax at a statutory rate of 8.84% for the six months ended June 30, 2025 and 2026.

The IRS generally may examine tax returns filed within the preceding three years. However, in cases where a substantial understatement of income is identified, the statute of limitations may be extended to six years.

Europe

The Company’s subsidiaries, which were mainly incorporated in European Union (“EU”) countries, such as the Netherlands, Italy, and France, are subject to enterprise income tax on their respective taxable income as determined under the applicable tax laws and accounting standards at rates ranging from 16.5% to 28%.

The PRC

Generally, the Company’s subsidiaries that are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

In accordance with the implementation rules of the Enterprise Income Tax Law of the PRC (the “EIT Law”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity may re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiary, Jiangxi Yibo, is qualified as an HNTE and renewed its HNTE certificate in 2025, which will expire on October 29, 2028. Accordingly, for the six months ended June 30, 2025 and 2026, Jiangxi Yibo was eligible to enjoy a preferential tax rate of 15% under the EIT Law.

As a result of the above preferential income tax rate, the aggregate tax savings of the Group were $846 and $132 for the six months ended June 30, 2025 and 2026, respectively.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

13.	TAX (cont.)

The Group’s loss before income tax expense consisted of:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
PRC	$(8,121)	$(999)
Non-PRC	289	324
Loss before income tax expense	$(7,832)	$(675)

The income tax provision consisted of the following components:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Current income tax expense	$(212)	$(347)
Deferred income tax benefit/(expense)	5	(18)
Total income tax expense	$(207)	$(365)

The PRC

A reconciliation of the Group’s PRC statutory tax rate to the effective income tax rate during the periods is as follows:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Computed income tax expense with PRC statutory tax rate	25.00%	25.00%
Non-deductible items	(0.05)%	(1.66)%
Additional deduction of qualified R&D expenditures	5.25%	55.03%
Effect of tax holiday and preferential tax rate	(10.80)%	(19.48)%
Changes in valuation allowance	(22.12)%	(114.30)%
Effect of income tax rate differences in jurisdictions other than the PRC	0.08%	1.28%
Effective income tax rate	(2.64)%	(54.13)%

*	The PRC statutory tax rate is used because the Group’s headquarters and primary management activities are located in PRC.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

13.	TAX (cont.)

In accordance with the updated requirements of ASU No. 2023-09 for the six months ended June 30, 2026, a reconciliation between the statutory rate and the Group’s effective income tax rate is as follows (in thousands, except percentages):

	For the six months ended June 30, 2026
	Amount	Percent
Statutory rate	$169	25.00%
Foreign tax effects
North America
Statutory tax rate difference between North America and Chinese mainland	(5)	(0.74)%
Europe
Statutory tax rate difference between Europe and Chinese mainland	8	1.19%
Other foreign jurisdictions	6	0.83%
Changes in valuation allowance	(772)	(114.30)%
Non-deductible items	(11)	(1.66)%
Additional deduction of qualified R&D expenditures	372	55.03%
Effect of preferential tax rate of HNTE	(132)	(19.48)%
Effective income tax rate	$(365)	(54.13)%

The per share effect of the tax holiday was as follows:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Tax holiday effect	$846	$132
Effect of tax holiday on basic net income per share	0.02	-
Effect of tax holiday on diluted net income per share	0.02	-

As of December 31, 2025 and June 30, 2026, the significant components of the deferred tax assets and deferred tax liability were summarized below:

	As of December 31, 2025	As of June 30, 2026
		(Unaudited)
Allowance for inventories and others	$307	$353
Net operating loss carried forward	2,759	3,427
Total deferred tax assets	3,066	3,780
Valuation allowance	(2,867)	(3,581)
Deferred tax assets, net of valuation allowance	$199	$199

Deferred tax liability:
Accelerated tax depreciation and others	$(447)	$(465)
Total deferred tax liability	$(447)	$(465)
Deferred tax liabilities, net	$(248)	$(266)

Pursuant to the disclosure requirements of ASU 2023-09, the following table summarizes income taxes paid, net of refunds, by jurisdiction:

For the six months ended June 30, 2026
Asia	$26
Europe	6
Total income taxes paid (net of refunds)	$32

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

14.	EQUITY

Ordinary shares

The Company’s authorized share capital is comprised of 2,000,000,000 Class A ordinary shares, 1,000,000,000 Class B ordinary shares, and 800,000,000 Preferred shares of par value HK$0.0001 each.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting, transfer and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

On January 29, 2024, the Company closed its initial public offering on the Nasdaq Capital Market where 1,250,000 Class A ordinary shares were newly issued at a price of $4.0 per share with the total net proceeds of $4,305. With the success of the IPO, the mezzanine equity in the total amount of $14,104 was converted into 10,526,300 Class A ordinary shares as permanent equity.

As of December 31, 2025, and June 30, 2026, the number of the Company’s authorized Class A ordinary shares was 2,000,000,000, and the number of the Company’s issued Class A ordinary shares was 32,918,421. As of December 31, 2025, and June 30, 2026, the number of the Company’s authorized Class B ordinary shares was 1,000,000,000, and issued Class B ordinary shares was 26,315,800.

Preferred shares

As of December 31, 2025 and June 30, 2026, the number of the Company’s authorized preferred shares was 800,000,000 and no preferred share was issued. The classes or series of preferred shares including designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation will be fixed upon each issuance.

15.	RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, and the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors of the Company. Paid-in capital of the Company’s subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2025 and June 30, 2026, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately $19,605 and $19,605, respectively.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

16.	COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31, 2025 and June 30, 2026, the Group had no material purchase commitments, significant capital commitments, long-term obligations or guarantees.

Contingencies

On November 12, 2021, ML Products Inc. filed a lawsuit against Aster U.S. and certain other entities in the U.S. District Court for the Central District of California. ML Products alleges that the defendants, including Aster U.S. and certain related entities, manipulated the Amazon search algorithm to promote sales of their consumer replacement ink and toner cartridges on Amazon.com and seeks damages. Aster U.S. filed a motion to dismiss the complaint on February 9, 2022. On October 12, 2023, ML Products filed a revised complaint against Aster U.S. in a separate action, ML Products Inc. v. Aster Graphics Inc., Case No. 5:23-cv-2094.

As of the date of this report, fact discovery has been completed and expert deposition discovery is underway. The trial, which has been continued several times, is currently scheduled for December 7, 2026.

Given that the litigation remains at a relatively early stage and significant factual and legal issues remain unresolved, the Group is currently unable to determine whether a loss will be incurred or estimate the possible loss or range of loss. No material loss or liability accrual has been recorded as of June 30, 2026.

17.	RELATED PARTY TRANSACTIONS

Related parties

The Company’s related parties with which the Group had transactions include its affiliates, any director or executive officers of the Company and their immediate family members, as well as any shareholders owning more than 5% of the Company’s ordinary shares.

The table below sets forth the related parties and their relationships with the Group who had transaction with the Group for the six months ended June 30, 2025 and 2026:

Name	Relationship
Mr. Weidong Gu	Founder and chairman of the board of directors of the Company
Mr. Zhisheng Cheng	Vice president of the Company
Mr. Xingzhi Huang	Shareholder of the Company
Xinyu High-Tech Investment Co., Ltd.	Shareholder of the Company

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

17.	RELATED PARTY TRANSACTIONS (cont.)

Amounts due to a Related party

The amounts due to a related party are as follows:

	As of December 31,	As of June 30,
	2025	2026
		(Unaudited)
Rental income received in advance:
Xinyu High-Tech Investment Co., Ltd.	$55	$3

Related party transactions

The transactions of related parties are as follows:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Guarantee provided for bank short-term borrowings
Xinyu High-Tech Investment Co., Ltd. – Export-Import Bank of China Jiangxi Branch	$6,086	$6,386
Mr. Weidong Gu – Bank of China	9,793	-
Mr. Weidong Gu – Xinyu Rural Commercial Bank	4,197	-
Mr. Weidong Gu – Export-Import Bank of China Jiangxi Branch	6,086	-
Mr. Zhisheng Cheng – Bank of China	9,793	-
Mr. Zhisheng Cheng – Export-Import Bank of China Jiangxi Branch	6,086	-
Mr. Xingzhi Huang – Bank of China	9,793	-
Mr. Xingzhi Huang – Export-Import Bank of China Jiangxi Branch	6,086	-

Rental income:
Xinyu High-Tech Investment Co., Ltd.	$50	$53

Mr. Weidong Gu, Mr. Zhisheng Cheng and Mr. Xingzhi Huang also provided guarantees with their personal property for the Group’s notes payable credited by Agricultural Bank of China Xinyu Branch and Bank of China Xinyu Branch.

18.	SEGMENT INFORMATION

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group applies the “management approach” in determining reportable operating segments, which considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has determined that it has one reportable operating segment, as the manufacturing and sales of products are viewed as an integrated business process and the allocation of resources and assessment of performance are not separately evaluated by the CODM.

PLANET IMAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount in thousands of U.S. dollars, except share and per share data)

18.	SEGMENT INFORMATION (cont.)

Revenues by sales channel

The Group’s revenues derived from different channels for the six months ended June 30, 2025, and 2026, are as follows:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Offline sales to dealers	$39,384	$22,190
Offline sales to ODM customers	27,735	46,803
Online sales to retail customers	7,389	283
Total	$74,508	$69,276

Geographic information

The Group’s revenues for the six months ended June 30, 2025, and 2026, were primarily generated from North America, Europe, Asia and other regions. The following table sets forth the disaggregation of revenues by geographic area:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
North America	$45,255	$32,289
Europe	22,273	27,500
Asia	5,723	8,786
Others	1,257	701
Total	$74,508	$69,276

As of December 31, 2025 and June 30, 2026, the Group’s 94.50% and 92.82% of long-lived assets, except for several right-of-use assets of overseas leasing, were located in the PRC.

19.	SUBSEQUENT EVENTS

Borrowings

On July 14, 2026, Jiangxi Yibo entered into a one-year loan agreement with Bank of China Xinyu Branch for a principal amount of $5,872 (RMB40,000) maturing on July 14, 2027 and bearing an annual interest rate of 3.00%. The bank loan was guaranteed by Jiangxi Leitaibo, and secured by the land use rights and properties owned by Jiangxi Yibo.

On July 31, 2026, Jiangxi Yibo entered into a one-year loan agreement with Bank of China Xinyu Branch for a principal amount of $4,404 (RMB30,000) maturing on July 31, 2027 and bearing an annual interest rate of 3.00%. The bank loan was guaranteed by Jiangxi Leitaibo, and secured by the land use rights and properties owned by Jiangxi Yibo.

The Group has evaluated subsequent events through September 16, 2026, the date on which the unaudited condensed consolidated financial statements were issued, and has determined that no events occurred subsequent to June 30, 2026, that would have a material impact on the unaudited condensed consolidated financial statements.